UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13D
           Under the Securities Exchange Act of 1934
                       (Amendment No. 1 )


                     HYTK Industries, Inc.
                 -----------------------------
                        (Name of Issuer)


                 Common Stock, par value $0.001
             --------------------------------------
                 (Title of Class of Securities)


                          404425 60 5
                        ---------------
                         (CUSIP Number)


   Ken Kurtz, 2133 East 9400 South, Suite 151, Sandy, Utah 84093
   -------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)


                       January 18, 1999
                      -------------------
    (Date of Event which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
     following box (   ).

     Check the following box if a fee is being paid with the statement (   ).
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                                                                  Page 2 of 6

                                 SCHEDULE 13D
 CUSIP No.  404425 60 5
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1)   NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON
 Park Street Investments, Inc. ("Park Street")  ---  87-0517103

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2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A)  (  )
  N/A                                                            (B)  (  )

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3)   SEC USE ONLY


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4)   SOURCE OF FUNDS
 OO

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5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e).    (    )

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6)   CITIZENSHIP OR PLACE OF ORGANIZATION
 Park Street was organized in the State of Utah.

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                         7)  SOLE VOTING POWER
NUMBER OF                     2,565 (0.1%)
SHARES                   --------------------------------------------------
BENEFICIALLY             8)  SHARED VOTING POWER
OWNED BY                      450,299 (9.34%)
EACH                     --------------------------------------------------
REPORTING                9)  SOLE DISPOSITIVE POWER
PERSON WITH                   2,565 (0.1%)
                          --------------------------------------------------
                         10) SHARED DISPOSITIVE POWER
                              450,299 (9.34%)
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11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               2,565

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12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
  (  )

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13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0.1%

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14)  TYPE OF REPORTING PERSON
  Park Street  ---  CO

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
                                                                  Page 3 of 6

                                 SCHEDULE 13D
 CUSIP No.  404425 60 5
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1)   NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON
 Ken Kurtz  ---  ###-##-####

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2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A)  (  )
 N/A                                                             (B)  (  )

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3)   SEC USE ONLY


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4)   SOURCE OF FUNDS
 OO

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5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e).    (    )

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6)   CITIZENSHIP OR PLACE OF ORGANIZATION
 Ken Kurtz is a US citizen

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                         7)  SOLE VOTING POWER
NUMBER OF                     447,734 (9.28%)
SHARES                   --------------------------------------------------
BENEFICIALLY             8)  SHARED VOTING POWER
OWNED BY                      450,299 (9.34%)
EACH                     --------------------------------------------------
REPORTING                9)  SOLE DISPOSITIVE POWER
PERSON WITH                   447,734 (9.28%)
                          --------------------------------------------------
                         10) SHARED DISPOSITIVE POWER
                              450,299 (9.34%)
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11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     447,734   (Directly owned)
     2,565     (Indirectly owned through Park Street Investments, Inc.)

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12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
  (  )

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13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.28%          (Directly owned)
     0.05%          (Indirectly owned through Park Street Investments, Inc.)

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14)  TYPE OF REPORTING PERSON
 Ken Kurtz  --- IN

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
                                                                  Page 4 of 6
Item 1.  Security and Issuer

This statement relates to common stock, par value $0.001 per share, of HYTK Industries, Inc. ("Common Stock"). HYTK Industries, Inc. ("HYTK") a Nevada corporation with principal executive offices at 2133 East 9400 South, Suite 151, Sandy, Utah 84093.

Item 2.  Identity and Background

(a) This statement is filed by Park Street Investments, Inc., a Utah corporation ("Park Street") and Ken Kurtz, an individual and sole officer, director and shareholder of Park Street.

(b) The business address for both Park Street and Ken Kurtz is 2133 East 9400 South, Suite 151, Sandy, Utah 84093.

(c) The principal business of Park Street is providing financial and business consulting services. Ken Kurtz is the sole officer, director and shareholder of Park Street.

(d) During the last five years, Park Street and Ken Kurtz have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors)

(e) During the last five years, Park Street and Ken Kurtz was not party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On September 20, 1995, Park Street received 102,567 shares of Common Stock of the issuer as compensation (by way of finders fee) for consulting services rendered as part of the negotiations for, and the securing of a consultant to
provide general business consulting services to HYTK.   On October 31, 1995,
the Majority Shareholders of the issuer effected a 40-to-one reverse stock
split on the Company's issued and outstanding Common Stock.   On March 5,
1998, Park Street received 2,000,000 shares of Common Stock of the issuer as compensation for consulting services.

On October 16, 1998, the 2,000,000 shares of Common Stock issued to Park Street was cancelled pursuant to the Reorganization Agreement and Plan of Merger ("Reorganization Agreement") between HYTK, HYTK Holdings, Inc. and Quest Resource Corporation ("Quest") dated September 30, 1998 and in consideration of the merger between HYTK and Quest, and in further consideration of the issuance to Park Street by the issuer of 447,734 shares of Common Stock to be registered on Form S-8 with the Securities and Exchange Commission ("SEC"). On January 18, 1999, Ken Kurtz, the sole officer, director and shareholder of Park Street received the 447,734 shares of Common Stock of the issuer, registered on Form S-8 with the SEC.

Item 4.  Purpose of Transaction

On September 20, 1995, the purpose of the issuance of stock to Park Street was to compensate it, by way of finders fee, for the consulting services that it had rendered as part of the negotiations for, and the securing of, a consultant to provide general business consulting services to HYTK. On March 5, 1998, the purpose of the issuance of stock to Park Street was compensation for consulting services, pursuant to a Financial Consulting Agreement dated March 5, 1998 between HYTK and Park Street.

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                                                                  Page 5 of 6
On October 16, 1998, the purpose of the cancellation of stock to Park Street was pursuant to the Reorganization Agreement. On January 18, 1999, the purpose of the issuance of stock to Ken Kurtz was for services rendered to the issuer by Ken Kurtz. Also see Item 3 - Source and Amount of Funds or Other Consideration, above.

Item 5.  Interest in Securities of the Issuer

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover page.

(b) The powers each person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the cover page.

(c) There were no transactions in the class of securities reported on that were effected during the last sixty days aside from those discussed herein.

(d) No person aside from the reporting persons listed herein has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Issuer entered into a Consulting Agreement dated September 1, 1995 and for an initial term of five years with a consultant whereby the consultant was to provide business consulting services to HYTK. Pursuant to this Consulting Agreement, HYTK issued Park Street 102,567 restricted shares of it's Common Stock, as a finder's fee relative to Park Street introducing the Issuer to the consultant.

On April 1, 1997 a Mutual Agreement to Terminate was signed by the Issuer and the consultant, whereby HYTK and the consultant agreed to mutually terminate the Consulting Agreement, dated September 1, 1995 between the Issuer and the consultant, to the full extent.

On March 5, 1998, the Issuer and Park Street entered into a Financial Consulting Agreement, whereby Park Street was to provide the Issuer with consulting services. As compensation for the consulting services, HYTK issued Park Street 2,000,000 restricted shares of it's Common Stock.

On September 30, 1998 a Reorganization Agreement and Plan of Merger between HYTK, HYTK Holdings, Inc. and Quest Resource Corporation ("Quest") was executed. Pursuant to the Reorganization Agreement, Park Street was to cancel its 2,000,000 shares and have issued 447,734 shares to Ken Kurtz, to be registered on Form S-8 with the SEC.

                                                                  Page 6 of 6
Item 7.  Material to Be Filed as Exhibits.

Reorganization Agreement and Plan of Merger dated September 30, 1998 between HYTK, HYTK Holdings, Inc. and Quest Resource Corporation, incorporated herein by reference to the Issuer's Form 10-QSB dated November 30, 1997.

Form S-8 Registration Statement under the Securities Act of 1933, as filed with the Securities and Exchange Commission on January 12, 1999, incorporated herein by reference.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Park Street Investment, Inc.


   /s/ Ken Kurtz                           /s/ Ken Kurtz
-------------------------------         -------------------------------
Ken Kurtz, President                    Ken Kurtz

Dated:       02/01/99                   Dated:    02/01/99
           -------------------                   -------------------

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U. S.C. 1061).